Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Year Ended June 30,
(Dollars in millions, except for ratios)	2014	2013	2012	2011	2010
Earnings/(loss) from continuing operations before income taxes and noncontrolling interest	67.4	(23.9)	18.6	(5.4)	(215.4)

Plus Fixed Charges:
Interest expense	163.1	204.6	185.1	166.0	161.6
Capital interest	2.5	2.3	0.6	0.1	1.4
Estimated interest within rental expense	3.4	3.3	4.7	5.5	6.0
Total Fixed Charges	169.0	210.2	190.4	171.6	169.0
Plus: amortization of capitalized interest	0.6	0.3	1.0	1.5	2.5
Less: Interest expense capitalized	2.5	2.3	0.6	0.1	1.4
Earnings	234.5	184.3	209.4	167.6	(45.3)
Ratio of earnings to fixed charges (1)	1.4	*	1.1	*	*
Shortfall		(25.9)		(4.0)	(214.3)

*	Ratios not meaningful

(1)
The ratio of earnings to fixed charges is calculated by dividing the sum of earnings from continuing operations before income taxes, equity in earnings (loss) from non-consolidated investments and fixed charges, by fixed charges. Fixed charges consist of interest expenses, capitalized interest and imputed interest on our leased obligations. For fiscal years 2010, 2011, and 2013, earnings were insufficient to cover fixed charges by $214.3 million, $4.0 million, $25.9 million, respectively. For fiscal year 2012 and 2014, the ratio of earnings to fixed charges was 1.1 and 1.4, respectively.